Nixon Peabody LLP
1300 Clinton Square
Rochester, New York 14604

September 12, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn: Charles Lee and Dietrich A. King
____Re: Corning Natural Gas Holding Corporation
____Registration Statement on Form S-4
____Filed August 1, 2013

____File No. 333-190348

Ladies and Gentlemen:

This letter sets forth the response on behalf of Corning Natural Gas Holding Corporation (the "Company") to your letter, dated August 23, 2013, containing comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on the Company's filing listed above. For your convenience, the comments are reproduced below before the Company's answers. Our references are to Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-190348) (the "Registration Statement").

General

1. Please revise the registration statement to include all information required by FormS-4, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

Company response:

The Company believes that Amendment No. 1 to the Registration Statement includes all information required by Form S-4, including the required exhibits. All blanks in the Registration Statement have been completed except for information regarding Corning Natural Gas Corporation's issued and outstanding shares of common stock and shareholders of record as of the record date of the Special Meeting of Shareholders of Corning Natural Gas Corporation, which information will be included in the final version of the proxy statement/prospectus filed following effectiveness of the Registration Statement. We have discussed with the Company, and the Company has confirmed with us, the understanding that the Staff will require sufficient time to review such information before declaring the Registration Statement effective. In that regard, we note that the meeting date set for the Special Meeting of Shareholders of Corning Natural Gas Corporation may need to be extended in the event additional time is required to address any additional comments from the Staff.

Where You Can Get More Information, page 59

2. We note that it does not appear that Corning Natural Gas Corporation meets the aggregate market value requirement of General Instruction I.B.1. of Form S-3. Accordingly, please provide us with your analysis for why Corning Natural Gas Corporation is eligible to incorporate by reference to its Exchange Act filings. If Corning Natural Gas Corporation is ineligible to incorporate by reference to its Exchange Act filings, then please revise the registration statement to provide all information required by Part C of Form S-4.

Company response:

Corning Natural Gas Corporation does not currently meet the aggregate market value requirement of General Instruction I.B.1. of Form S-3 and, accordingly, the Company is ineligible to incorporate by reference to Corning Natural Gas Corporation's Exchange Act filings. The Company believes, however, that it has directly provided in the proxy statement/prospectus in the Registration Statement all of the information required by PartC, Item 17(a) of FormS-4 with respect to Corning Natural Gas Corporation. In consideration of the Staff's comment, the Company has deleted the third and fourth paragraphs and modified the fifth paragraph of the section entitled "Where You Can Get More Information" on page 60 as the Company is ineligible to incorporate by reference to its Exchange Act filings and the information required by Part C, Item 17(a) of FormS-4 with respect to Corning Natural Gas Corporation is directly provided in the proxy statement/prospectus in the Registration Statement. Other references to information incorporated by reference have also been deleted.

Item 22. Undertakings, page II-6

3. Please include the undertakings required by Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Company response:

The "Undertakings" section of the Registration Statement has been revised to include the undertakings required by Item512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Signatures, page II-8

4. In addition to including the signatures of Messrs. German and Sarhangi on behalf of Corning Natural Gas Holding Corporation, please also include the signatures of Messrs. German and Sarhangi in their individual capacities as your principal executive officer and your principal financial and accounting officer, respectively. See Instruction 1 to Signatures of Form S-4.

Company response:

The signatures of Mr. German and Ms. Sarhangi in their individual capacities as the Company's principal executive officer and principal financial and accounting officer, respectively, have been included on the signature page.

Conclusion

We have reviewed with the Company's management the Company's responsibility under the Securities Act of 1933 for the accuracy and adequacy of the disclosures they have made in the Registration Statement. Attached to this letter is the Company's acknowledgement that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have also reviewed with the Company Rules 460 and 461 with respect to requests for acceleration. We have advised the Company that a request for acceleration is treated as confirmation by the Company of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities covered by the Registration Statement.

The Company has informed us that, in order to allow its shareholders adequate time to consider whether to exercise or transfer the rights issued to them, it desires to have the Registration Statement declared effective before month end. In addition, pursuant to the order of the New York Public Service Commission authorizing the establishment of a holding company structure for Corning Natural Gas Corporation, the vote of the shareholders of Corning Natural Gas Corporation must occur within six months of the Public Service Commission's order (issued May 16, 2013) and the transition will be much cleaner if the shareholder vote could occur prior to October 31, 2013, to permit effectiveness as of a month end. Accordingly, the Company expects to request acceleration as soon as practicable after the Staff has had the opportunity to review Amendment No. 1 to the Registration Statement.

Please feel free to call me with any questions (585) 263-1307, or in my absence, my colleague John Moragne (585) 263-1315. Thank you.

Very truly yours,

/s/ Deborah J. McLean

Deborah J. McLean

Corning Natural Gas Holding Corporation
330 W. William Street
Corning, New York 14830

September 12, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn: Charles Lee and Dietrich A. King
____Re: Corning Natural Gas Holding Corporation
____Registration Statement on Form S-4
____Filed August 1, 2013
____File No. 333-190348

Ladies and Gentlemen:

This letter accompanies the letter of our counsel responding on our behalf to your letter, dated August 23, 2013, setting forth the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on the Company's filing listed above and accompanying Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-190348) (the "Registration Statement").

The Company hereby acknowledges that:

    should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Corning Natural Gas Holding Corporation

By: /s/ Michael I. German

Michael I. German, President and Chief

Executive Officer